UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 4

Under the Securities Exchange Act of 1934

Colliers International Group Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

194693107

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194693107	13D	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spruce House Investment Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,475,143
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,475,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 194693107	13D	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spruce House Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,475,143
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,475,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 194693107	13D	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Spruce House Partnership LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,475,143
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,475,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 194693107	13D	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Spruce House Partnership (AI) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,475,143
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,475,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 194693107	13D	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Spruce House Partnership (QP) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,475,143
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,475,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 194693107	13D	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zachary Sternberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,475,143
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,475,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,143
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 194693107	13D	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin Stein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,129
	8.	SHARED VOTING POWER 1,475,143
	9.	SOLE DISPOSITIVE POWER 5,129
	10.	SHARED DISPOSITIVE POWER 1,475,143

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 194693107	13D	Page 9 of 14 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Subordinate Voting Shares (the “Shares”) of Colliers International Group Inc., a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

a)	This Schedule 13D is filed by:

(i)	Spruce House Investment Management LLC, a Delaware limited liability company (“Spruce Investment”);
(ii)	Spruce House Capital LLC, a Delaware limited liability company (“Spruce Capital”);
(iii)	The Spruce House Partnership LLC, a Delaware limited liability company (the “Aggregator”);
(iv)	The Spruce House Partnership (AI) LP, a Delaware limited partnership (“Spruce Partnership”);
(v)	The Spruce House Partnership (QP) LP, a Delaware limited partnership (the “QP Fund”);
(vi)	Zachary Sternberg; and
(vii)	Benjamin Stein.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b)	The business address of the Reporting Persons is 435 Hudson Street, Suite 804, New York, New York 10014.

c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows: Spruce Investment is the investment adviser to Spruce Partnership and the QP Fund (collectively, the “Funds”), each an investment limited partnership. Spruce Capital, is the general partner of the Funds. The securities reported herein are held in the account of the Aggregator, its sole members being the Funds. Messrs. Sternberg and Stein are the managers of each of Spruce Investment and Spruce Capital.

d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source or Amount of Funds or Other Consideration.

The Shares beneficially owned by the Aggregator were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,475,143 Shares beneficially owned by the Aggregator is approximately $35,453,115.41 including brokerage commissions.

CUSIP No. 194693107	13D	Page 10 of 14 Pages

The Shares individually owned by Mr. Stein were acquired as part of an award grant to Board (as defined below in Item 4) members.

Item 4. Purpose of Transaction.

On September 14, 2017, the Issuer’s board of directors (the “Board”) appointed Mr. Stein to the Board, effective immediately. Mr. Stein and the other Reporting Persons look forward to continuing their long-standing support of the Issuer. The Reporting Persons are supportive of the efforts of the senior management of the Issuer, which have generated, and in the Reporting Persons’ views, will continue to generate, significant shareholder value.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented, and continue to represent, an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 24, 2022, the Reporting Persons sold certain securities of the Issuer reported herein based on the Reporting Persons’ overall portfolio management program.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except in Mr. Stein’s capacity as a director of the Issuer or as otherwise set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 42,729,050 Shares outstanding as of December 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Form 40-F, as filed with the Securities Exchange Commission via EDGAR on February 17, 2022.

A.	Spruce Investment

a)	Spruce Investment, as the investment adviser of the Funds, may be deemed the beneficial owner of the 1,475,143 Shares owned by the Funds.

Percentage: Approximately 3.45%

b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,475,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,475,143

c)	On February 24, 2022, the Reporting Persons sold 1,000,000 Shares of the Issuer on a secondary basis at a gross price of $128.62 per share.

CUSIP No. 194693107	13D	Page 11 of 14 Pages

B.	Spruce Capital

a)	Spruce Capital, as the general partner of the Funds, may be deemed the beneficial owner of the 1,475,143 Shares owned by the Funds.

Percentage: Approximately 3.45%

b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,475,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,475,143

c)	On February 24, 2022, the Reporting Persons sold 1,000,000 Shares of the Issuer on a secondary basis at a gross price of $128.62 per share.

C.	The Spruce House Partnership LLC

a)	The Spruce House Partnership LLC, as the aggregator account to the Funds, may be deemed the beneficial owner of the 1,475,143 Shares owned by the Funds.

Percentage: Approximately 3.45%

b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,475,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,475,143

c)	On February 24, 2022, the Reporting Persons sold 1,000,000 Shares of the Issuer on a secondary basis at a gross price of $128.62 per share.

D. Spruce House Partnership (AI) LP

a)	Spruce House Partnership (AI) LP, by virtue of its ownership of the Aggregator, may be deemed the beneficial owner of 1,475,143 Shares.

Percentage: Approximately 3.45%

b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,475,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,475,143

c)	On February 24, 2022, the Reporting Persons sold 1,000,000 Shares of the Issuer on a secondary basis at a gross price of $128.62 per share.

E.	Spruce House Partnership (QP) LP

a)	Spruce Partnership (QP) LP, by virtue of its ownership of the Aggregator, may be deemed the beneficial owner of 1,475,143 Shares.

Percentage: Approximately 3.45%

CUSIP No. 194693107	13D	Page 12 of 14 Pages

b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,475,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,475,143

c)	On February 24, 2022, the Reporting Persons sold 1,000,000 Shares of the Issuer on a secondary basis at a gross price of $128.62 per share.

E.	Mr. Sternberg

a)	Mr. Sternberg, as a manager of each of Spruce Management and Spruce Capital, may be deemed the beneficial owner of the 1,475,143 Shares owned by the Funds.

Percentage: Approximately 3.45%

b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,475,143
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,475,143

c)	On February 24, 2022, the Reporting Persons sold 1,000,000 Shares of the Issuer on a secondary basis at a gross price of $128.62 per share.

F.	Mr. Stein

a)	Mr. Stein personally owns 5,129 shares and, as the manager of each of Spruce Management and Spruce Capital, may be deemed the beneficial owner of the 1,475,143 Shares owned by the Funds.

Percentage: Approximately 3.46%

b)	1. Sole power to vote or direct vote: 5,129
2. Shared power to vote or direct vote: 1,475,143
3. Sole power to dispose or direct the disposition: 5,129
4. Shared power to dispose or direct the disposition: 1,475,143

c)	On February 24, 2022, the Reporting Persons sold 1,000,000 Shares of the Issuer on a secondary basis at a gross price of $128.62 per share.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

d)       Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

e)        As of February 24, 2022, the Reporting Persons were no longer beneficial owners of more than five percent of the Issuer securities.

CUSIP No. 194693107	13D	Page 13 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Spruce Investment is the investment adviser to the Funds. Spruce Capital, is the general partner of the Funds. The securities reported herein are held in the account of the Aggregator, its sole members being the Funds. Messrs. Sternberg and Stein are the managers of each of Spruce Investment and Spruce Capital.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

1*	Joint Filing Agreement, dated February 28, 2022

* Filed herewith.

CUSIP No. 194693107	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2022	Spruce House Investment Management LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

Spruce House Capital LLC

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

The Spruce House Partnership LLC

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member

The Spruce House Partnership (AI) LP

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member of its general partner, Spruce House Capital LLC

The Spruce House Partnership (QP) LP

By:	/s/ Zachary Sternberg
Name:	Zachary Sternberg
Title:	Managing Member of its general partner, Spruce House Capital LLC

/s/ Zachary Sternberg
Zachary Sternberg

/s/ Benjamin Stein
Benjamin Stein